

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Mr. Michael J. Perik
President and Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, Massachusetts 01701

> **Re: The Princeton Review, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 15, 2010, as amended April 30, 2010**
> **File No. 000-32469**

Dear Mr. Perik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 38

1. In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.   In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies and Estimates, page 50

Goodwill Impairment, page 50

2. We note that goodwill represents 48% of your total assets as of December 31, 2009. You
    state that you completed your annual impairment test and determined that your goodwill
    assets were not impaired in 2009, 2008 and 2007. In light of the significance of your
    goodwill balance, we expect robust and comprehensive disclosure both in your footnote
    and in your critical accounting policies regarding your impairment testing policy. This
    disclosure should provide investors with sufficient information about management's
    insights and assumptions with regard to the recoverability of goodwill. Specifically, for
    each reporting unit in which fair value is not substantially in excess of the carrying value
    we believe you should provide the following information:

    - the percentage by which fair value exceeded carrying value as of the most recent
      step-one test;
    - the amount of goodwill allocated to the unit;
    - a description of the methodology used to determine fair value;
    - a description of the key assumptions used and how the key assumptions were
      determined; and
    - a discussion of the uncertainty associated with the key assumptions and any potential
      events and/or circumstances that could have a negative effect on the key assumptions.

    Otherwise disclose, if true, in your critical accounting policies that none of your reporting
    units with significant goodwill are at risk of failing step one of the goodwill impairment
    test. In your response to this letter, please provide us with your proposed disclosures.

Note 2. Acquisitions, page 69

3. Tell us the factors you considered in concluding that the Penn Foster trade name has an
    indefinite useful life in accordance with the FASB Accounting Standards Codification
    350-30-35. Please tell us about the methodology you used to determine fair value of the
    Penn Foster trade name.

Form 10-K/A for fiscal year ended December 31, 2009

Annual Incentives, page 12

4. We note your disclosure that in 2009 no cash bonuses were paid to Mr. Perik, Mr.
    Richards or Mr. Winneg. However, we note your disclosure in the Summary
    Compensation Table on page 15 that Mr. Winneg received a $135,000 cash bonus in
    2009, which was 90% of the target bonus of $150,000. Please advise.

Grant of Plan-Based Awards in Fiscal 2009, page 16

5. In future filings, please provide the estimated future payouts under your non-equity and equity incentive plan awards. See Item 402(d)(2)(iii) and (iv) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 17

6. In future filings, please disclose the definition of "cause" as discussed in connection with your employment agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Neal S. Winneg
        Executive Vice President, General Counsel
            And Secretary
        The Princeton Review, Inc.
        Via Facsimile: (508) 663-5115